

October 16, 2013

Via E-mail
Chen Li-Hsing
President and Chairman
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Taoyuan County 325
Taiwan (R.O.C.)

> **Re:** **San Lotus Holding Inc.**
> **Form 8-K**
> **Filed September 20, 2013**
> **File No. 333-176694**

Dear Mr. Li-Hsing:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01 Entry Into A Material Definitive Agreement

1. We note that certain of your directors and officers appear to be direct or indirect sellers of Da Ren as a result of their direct ownership of Da Ren or indirect ownership as shareholders of Da Chuang Business Management Consultant Co., Ltd. and subsequently received certain shares of your common stock in the transaction. For each such officer and director, please revise to clearly disclose each party's participation in the transaction to include their position with the company, their percentage of direct ownership of Da Ren, their percentage of indirect ownership through Da Chuang Business Management Consultant Co., Ltd. and the aggregate number of shares of your common stock each received in the transaction. Additionally, please revise to clarify why Chiang Yu-Chang received shares of your common stock in the transaction since he does not appear to be associated with the Da Ren Sellers. Refer to Item 1.01(a)(1) of Form 8-K.

Item 2.01 Completion of Acquisition or Disposition of Assets

2. Please refer to the third paragraph. We note your disclosure in the first sentence that the promissory note originally issued to the Da Ren Sellers was satisfied by the company through the issuance of a separate promissory note. We also note your disclosure in the "Item 1.01 Entry Into A Material Definitive Agreement" section of this report that the original promissory note was satisfied due to the issuance of shares of your common stock pursuant to a stock purchase agreement. Please reconcile.

3. As a result of the Da Ren transaction, we note that you acquired 37,273.68 square meters of land in Taichung City, Beitun District, Taiwan (R.O.C.). Please revise here and in the "Properties" section to describe in greater detail the land acquired. In this regard, please include enough detail so that investors can understand the general character of the land and, to the extent known, its intended use within your current business and operations. Refer to Item 2.01(b) of Form 8-K and Item 102 of Regulation S-K.

4. We note your disclosure in the "Item 1.01 Entry Into A Material Definitive Agreement" section of this report that the land was purchased at fair market value. Please revise to disclose the formula or principle followed to calculate the fair market value of the land. Please also tell us, with a view towards revised disclosure, if you received an independent third-party appraisal or other independent valuation of the land in support of your conclusion that it was purchased at fair market value. Refer to Item 2.01(d) of Form 8-K.

Description of Business

5. We note that the description of your business and current operations in this report appears to be an abridged version of the overview description included in the "Prospectus Summary" section of your Form S-1, File No. 333-176694, declared effective on October 25, 2012. We also note that your Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and your Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 appear to include more accurate and updated descriptions of your business and current operations. Please revise accordingly.

6. As a result of the Da Ren transaction, we note that you acquired 37,273.68 square meters of land in Taichung City, Beitun District, Taiwan (R.O.C.). We also note your disclosure in the paragraph preceding the "Emerging Growth Company Status" section that you acquired land for the development of "destination real estate sites." Please revise this section to discuss the general character of the land that you acquired and your plans for developing this land, including a discussion of what you mean by the phrase "destination real estate sites." This discussion should be balanced with a brief discussion of the time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

7. You state in your MD&A that you may sell the land you just acquired to fund your business operations. Please include a statement to this effect in your business section along with a discussion regarding whether you expect real estate investment transactions to be a material part of your travel and leisure business.

8. We note that your recent acquisition of land for potential development or sale appears to be a substantial deviation from the business plan set forth in your prospectus dated November 5, 2012. Please explain when and why you elected to make this change to your business plan. Please also explain why you entered into a transaction to acquire an undeveloped parcel of land that you are currently unable to develop through the issuance of two times the number of shares of common stock that were previously outstanding. In doing so, please discuss what consideration you gave to the substantial dilutive effects of this transaction as well as the effect on your status as a shell company and the availability of Rule 144 in determining to consummate this transaction.

Risk Factors

Due to Our Real Estate Development Plans

9. Please revise to quantify your anticipated annual property taxes and insurance costs.

Our Real Estate Development Efforts

10. We note your disclosure that you will require substantial capital to finance your land development and construction activities. Please revise to quantify such anticipated costs. Please also revise the "Description of Business" section accordingly.

Plan of Operations

11. Please revise this section to provide a detailed discussion of your plan of operation, including a discussion of the milestones to be achieved and the specific steps needed to accomplish each milestone. Also provide a timeline for reaching each milestone and include a detailed analysis of the costs of each step and how you intend to finance such projects.

12. Please revise to discuss your liquidity. In this regard, please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements. The discussion of your efforts to obtain capital should describe the specific plans underway, risks and uncertainties regarding such plans, and contingency plans in the event efforts underway are not successful in sufficient detail. Please also revise to disclose your monthly "burn rate" and the month you will run out of funds without additional capital.

Certain Relationships and Related Transactions

13. Please disclose the $0.10 purchase price per share that you attributed to the shares sold in the Da Ren acquisition. Please also explain how you determined that $0.10 was the price per share in that transaction. To the extent this value was based on recent trading prices or the price in your recent registered selling shareholder offering, please include disclosure to that effect.

Market Price of and Dividends on the Registrant's Common Equity

14. Please revise to provide the information required by Item 201(a)(1)(iii) of Regulation S-K. In this regard, we note that your shares of common stock have been traded on the OTCBB since January 9, 2013.

Exhibit 99.1 - Audited Financial Statements of Da Ren

15. According to Note 4, Da Ren issued 6,000,000 shares having a fair value of $2,025,658 on March 26, 2012, in exchange for three lots of undeveloped land. However, Da Ren's balance sheet reflects land held for investment at December 31, 2011 (a date almost three months before such land was acquired). According to the cash flow statement, there was a stock subscription prepayment in real property during 2011, but the acquisition of land should be recorded in the period that title to the land was actually transferred from seller to buyer. Please revise your financial statements, as appropriate, or explain this apparent inconsistency.

16. On a related matter, it is unclear how Da Ren determined that 6,000,000 of its shares had a fair value of $2,025,658 on March 26, 2012. Please clarify your disclosure in this regard. Also, please provide us with a copy of the agreement with respect to the March 26, 2012 exchange of 6,000,000 Da Ren shares for three lots of undeveloped land.

Exhibit 99.3 - Unaudited Pro Forma Financial Information

17. We note that, on September 17, 2013, you acquired all of the issued and outstanding common stock of Da Ren from the Da Ren Sellers in exchange for a promissory note of TW$91,996,524 (US$3,070,645). However, it appears that you satisfied this promissory note through the issuance of 30,706,450 shares of San Lotus common stock. While you indicate that San Lotus is the accounting acquirer, it appears that Da Ren may be the accounting acquirer. In particular, since 30,706,450 of your 45,278,582 outstanding shares were issued to the Da Ren Sellers, it appears this transaction may be a reverse recapitalization. In this regard, a public shell reverse acquisition that is a capital transaction in substance, rather than a business combination, should be accounted for at historical cost. Please advise, or revise your filing accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief